CLEARLIST SECURITIES LLC
Statement of Financial Condition
December 31, 2022

.

CLEARLIST SECURITIES LLC
Index
December 31, 2022

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-6

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
ClearList Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ClearList Securities LLC
(the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial
statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position
of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the
United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a
going concern. As discussed in Note 2 to the financial statements, the Company has experienced operating
losses and negative cash flows from operations, requires additional funding from its owner which causes
substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of
the events and conditions and management's plans regarding these matters are also described in Note 2.
The financial statements do not include any adjustments that might result from the outcome of this
uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express
an opinion on the Company's financial statement based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required
to be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess
the risks of material misstatement of the financial statement, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Baker Tilly US, LLP

New York, New York
February 27, 2023

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which
are separate and independent legal entities. © 2020-2022 Baker Tilly US, LLP

CLEARLIST SECURITIES LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	197,705
Accounts receivable		11,550
Prepaid expenses		23,724
Total assets	$	232,979

Liabilities and Member's Equity

Liabilities

Accounts payable and other accrued expenses	$	25,382
Due to Affiliate		437
Due to Parent		16,561
Total liabilities		42,380
Member's equity		190,599
Total Liabilities and Member's Equity	$	232,979

1.   **Organization**

ClearList Securities LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on March 24, 2020. The Company is a wholly-owned subsidiary of ClearList Holdings, LLC (the "Parent"). On February 2, 2021 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved for the following operations; private placement of securities, firm commitment underwriter, on-line trading / electronic trading, selling tax shelters or limited partnerships in primary distributions, selling interests in unregistered private investment funds, selling corporate debt securities, retailing corporate equity securities over-the-counter, non-exchange member effecting transactions in listed securities through exchange member, selling tax shelters or limited partnerships in the secondary market, investment advisory services and Mergers and acquisitions including fairness opinions.

ClearList Securities, LLC does not hold customer funds or securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Going Concern Consideration

To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

Revenue Recognition
From time to time, the Company may receive warrants as part of its consideration in performing certain revenue contracts. These warrants are not considered to have any significant or material value by the Company and are considered unlikely to be exercised. As such, no value has been attributed to these warrants.

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees earned for placement services pursuant to the terms of individual Placement agreements with issuers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether

revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement fees

The Company is contracted to be a placement agent in connection with the private placement of securities. Fee terms for placement fees are stated in the Private Placement Agreement entered into with the Issuer.   The Company records placement revenues at the point in time when the closing of the private placement occurs and the services for the transactions are completed under the terms of each engagement.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022. At December 31, 2022 and 2021 accounts receivable were $11,550 and $0 respectively.

Cash Equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return which includes the company.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the

Broker Dealer there was no UBT tax provision required.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions. For all open tax years and for all major taxing jurisdictions, the Company management has concluded there are no uncertain tax positions that would require recognition in the financial statements

Transactions with Related Parties

During 2020, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide payroll, office and administrative services to the Company. There is an amount Due to Parent in the amount of $16,561 on the accompanying Statement of Financial Condition. These balances are net settled at management's discretion throughout the year.

3. **Concentrations**

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

4. **Member's Equity**

For the period ended December 31, 2022, the Company received $25,000 in cash contributions. In addition, the Company recorded $573,119 in capital contributions representing forgiveness of the Company's share of its expenses provided for in the Expense Sharing agreement with the Parent. The Company did not make any distributions.

The Company did not make any distributions.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital in the first 12 months shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $100,000 or 12 1/2% of aggregate indebtedness. At December 31, 2022, the Company had regulatory net capital of $155,325 which was $55,325 above the required net capital of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .27 to 1 at December 31, 2022.

6. **Commitments and Contingencies**

The Parent of the Company is the named sub lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2022, there were no claims or lawsuits brought by or against the Company.

7. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and

indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

8.   **Subsequent Events**

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2023 through February 27, 2023, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.